Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The following discussion and analysis should be read together with our unaudited consolidated financial statements and the related notes as June 30, 2019, which appear elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

The discussion and analysis in this section contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current views with respect to future events and financial results. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) inability to realize benefits from acquisitions, (ii) our inability to manage our growth profitably, (iii) intense competition in our industry, (iv) acquisition of businesses disrupting our business and harming our financial condition and operations, (v) the need to obtain additional financing , (vi) our ability to respond promptly and effectively to market changes, (vii) our ability to obtain and maintain contracts with governments, (viii) our dependence on third-party representatives to generate revenues and supply components, (ix) unfavorable global economic conditions, (x) developments affecting international operations and foreign markets, (xi) breaches of network or information technology security, (xii) intellectual property litigation, and (xiii) such other factors discussed throughout Item 3. D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2018. . Any forward-looking statement made by us in this section is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Overview

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced IoT and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world.

We are comprised of three main Strategic Business Units(SBU) : e-Gov, IoT and Connectivity (or “IoT”), and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System(LIS) .

On December 26, 2013 we acquired the SmartID division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and intellectual property, or IP, assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-Gov solutions and technology. The acquisition significantly expanded the breadth of our e-Gov capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

IoT and Connectivity

IoT

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IOT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities (iv) Smart Campus and (iv) transportation.

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suit of wrist devices, connectivity, and controlling software, from 2012 we have developed the next generation IoT suite of devices, connectivity and Monitoring software; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

Connectivity

In 2016, as part of our strategy to enhance and broaden our IoT connectivity products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd., or Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

Secure Financial Solutions (SFS)

During 2014, we identified the SFS market as a very fast-growing market where we believe that SuperCom has significant advantages due to synergic technologies and shared customer base to our other divisions. Since 2014, we have developed and introduced secure financial services suite of products, the SuperPayTM. We offer advanced secure mobile payments ranging from mobile wallet to mobile point of sale (POS) using a set of components and platforms to enable secure mobile payments and financial services.

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in countries all over the world, and has been integrated by cloud-based POS software providers.

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-Gov, IoT and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

Both acquisitions significantly expanded the breadth of our cyber security capabilities globally, while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and cyber security platforms and technologies.

General

Our consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in U.S. dollars. In addition, substantial portions of our costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the U.S. dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Results of Operations

Revenues

Our revenues for the six months ended June 30, 2019, decreased by $2.4 million or 17.7%, to $11.34 million compared to $13.78 million for the six-month period ended June 30, 2018. The decrease in our revenues in the first half of 2019 was attributable mainly to a decrease in revenue from our e-Gov, partially offset by increase in revenue from IoT Division.

Cost of Sales

Our cost of sales decreased in the first six months of 2019 to $5.0 million from $6.1 million in the first six months of 2018, a decrease of 17.3%. This decrease was primarily due to a decrease in cost of sales related to $2.4 million decrease in our revenues.

Gross Profit

Our gross profit margin remains sustainable at 55.9% in the first half of 2019 compare to 56.1% in the first half of 2018.

Expenses

Our operating expenses decreased in the first six months of 2019 to $5.6 million, or by 33.9%, from $8.5 million in the first six months of 2018. This decrease in operating expenses in the first half of 2019 was primarily due to (i) a decrease of $0.7 million in research and development expenses (ii) a decrease of $1.4 million in sales and marketing expenses (ii) a decrease of $0.6 million in general and administration expenses (iii) and a decrease in other expenses of $0.2 million derived mainly from one time expense in the first six months of 2018.

Financial Expenses, net

We had financial expenses of $910 thousands in the first half of 2019 compared to financial income of $278 thousands in the first half of 2018. The increase in financial expenses was due to (i) changes in the exchange rate of the NIS against the U.S. dollar in 2019 compare to 2018, (ii) an interest fee on the loan from Fortress in the 2019, and (iii) bank fees related to guarantees issued to our customers.

Income Tax Benefit

We recorded an income tax benefit in the amount of $78 thousands during the first half of year 2019, compared to an income tax benefit in the amount of $225 thousands during the first half of year 2018.

Net Loss

As a result of the changes in our operational expenses, financial income (expenses) and the income tax benefit that we recorded in the first half of 2019, as described above, our net loss in first half of 2019 was $122 thousand compared to a net loss of $287 thousands in the first half of 2018.

Liquidity and Capital Resources

Net cash used in investing activities during the first six months of 2019 was approximately $538 thousands mainly due to $450 thousands used for capitalization of software development costs and $74 thousands used for purchase of additional property and equipment.

Net cash provided by financing activities during the first six months of 2019 was approximately $5.3 million mainly due to (i) $3.9 million related with secured financing, secured in September 2018, and (ii) $1.5 million related with interest-free loan provided by related parties.

Management has evaluated the Company’s ability to meet its obligations and noted that as of June 30, 2019, the Company had cash, cash equivalent, and restricted cash of $3.2 million, and positive working capital of $17.9 million. Further, during 2018 and 2019, the Company was undergoing a merger optimization process to be a more efficient structure to operate through three new business segments, supported by common operation services. During the optimization process, the Company has reduced its expenses through the reduction in its headcount and overhead costs, that resulted in a reduction of operating expenses by 34%, between the years 2018 and 2019. Additionally, the Company secured financing of $20 million during 2018, of which, $6 million remains available to the Company to draw during the 12 months following the balance sheet date as needed.

As a result of above mentioned credit facility, management’s plans, current cash on hand, cash flow positive contracts with customers around the world, and current favorable trends in improving cash flow, the Company management believes that it has the ability to fund its operation for the next 12 months.

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